UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Root, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

77664L108

(CUSIP Number)

Andrew J. Schader, Esq.

Silver Lake

55 Hudson Yards

550 West 34th Street, 40th Floor

New York, NY 10001

(212) 981-5600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Kenneth Wallach, Esq.

Hui Lin, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

October 30, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 77664L108	Page 2 of 11

1.	Names of Reporting Persons. SLP Omni Aggregator, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,259,259
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,259,259

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,259,259
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.6% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Shares of Class A Common Stock beneficially owned represent 3.7% of the total common stock of the Issuer. See Item 5.

CUSIP No. 77664L108	Page 3 of 11

1.	Names of Reporting Persons. SLP VI Aggregator GP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,259,259
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,259,259

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,259,259
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ ☐
13.	Percent of Class Represented by Amount in Row (11) 15.6% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class A Common Stock beneficially owned represent 3.7% of the total common stock of the Issuer. See Item 5.

CUSIP No. 77664L108	Page 4 of 11

1.	Names of Reporting Persons. Silver Lake Technology Associates VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,259,259
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,259,259

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,259,259
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.6% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class A Common Stock beneficially owned represent 3.7% of the total common stock of the Issuer. See Item 5.

CUSIP No. 77664L108	Page 5 of 11

1.	Names of Reporting Persons. SLTA VI (GP), L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,259,259
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,259,259

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,259,259
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.6% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class A Common Stock beneficially owned represent 3.7% of the total common stock of the Issuer. See Item 5.

CUSIP No. 77664L108	Page 6 of 11

1.	Names of Reporting Persons. Silver Lake Group, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,259,259
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,259,259

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,259,259
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.6% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class A Common Stock beneficially owned represent 3.7% of the total common stock of the Issuer. See Item 5.

Item 1. Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the Class A common stock, $0.0001 par value per share (the “Class A Common Stock”) of Root, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 80 E. Rich Street, Suite 500, Columbus, Ohio 43215.

Item 2. Identity and Background

(a) and (f). This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”), each of which is a Delaware entity:

1. SLP Omni Aggregator, L.P. (“SLP Omni”),

2. SLP VI Aggregator GP, L.L.C. (“Omni GP”),

3. Silver Lake Technology Associates VI, L.P. (“SLTA”),

4. SLTA VI (GP), L.L.C. (“SLTA GP”), and

5. Silver Lake Group, L.L.C. (“SLG”).

The Reporting Persons have entered into an agreement of joint filing, a copy of which is attached hereto as Exhibit A.

(b) and (c). The general partner of SLP Omni is Omni GP. The managing member of Omni GP is SLTA. The general partner of SLTA is SLTA GP. The managing member of SLTA GP is SLG. Certain information concerning the identity and background of each of the managing members of SLG is set forth in Annex A attached hereto, which is incorporated herein by reference in response to this Item 2. The principal business of SLP Omni is to invest in securities. The principal business of Omni GP is to serve as the general partner of SLP Omni and certain of its affiliates. The principal business of SLTA is to serve as the managing member of Omni GP and to manage investments through other partnerships and limited liability companies. The principal business of SLTA GP is to serve as the general partner of SLTA and to manage investments through other partnerships and limited liability companies. The principal business of SLG is to serve as the managing member of SLTA GP and to manage investments through other partnerships and limited liability companies. The principal office of each of the Reporting Persons is located at c/o Silver Lake, 2775 Sand Hill Road, Suite 100, Menlo Park, California 94025.

(d) and (e). None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Annex A attached hereto has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On October 19, 2020, the Issuer entered into a Common Stock Purchase Agreement (the “Purchase Agreement”) with an affiliate of SLG. Pursuant to the Purchase Agreement, immediately subsequent to the closing of the initial public offering of the Issuer on October 30, 2020, SLP Omni purchased from the Issuer 9,259,259 shares of Class A Common Stock for a purchase price of $249,999,993, or $27.00 per share, which was the initial public offering price of a share of Class A Common Stock in the initial public offering of the Issuer. The funds required for the purchase by SLP Omni were provided through equity contributions from equityholders of SLP Omni.

Item 4. Purpose of Transaction

The information set forth in or incorporated by reference in Item 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Each of the Reporting Persons acquired the Class A Common Stock for investment purposes.

Although the Reporting Persons do not currently have any specific plan or proposal to sell the Class A Common Stock, except as described herein, each Reporting Person, consistent with its investment purpose and subject to the agreements described in Item 6 below, at any time and from time to time may acquire additional securities of the Issuer or dispose of any or all of its securities of the Issuer (including, without limitation, distributing some or all of such shares of Class A Common Stock to such Reporting Person’s members, partners, stockholders or beneficiaries, as applicable, transferring shares of Class A Common Stock to affiliated transferees, or the entry into a total return swap, asset swap or repurchase transaction), depending upon an ongoing evaluation of its investment in the Issuer, the price and availability of the Issuer’s securities, the Issuer’s business and the Issuer’s prospects, applicable legal restrictions, prevailing market conditions, other investment opportunities, tax considerations, liquidity requirements of such Reporting Person and/or other investment considerations.

Each Reporting Person, solely in its capacity as a shareholder of the Issuer, may engage in communications with one or more other shareholders or other securityholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. Each of the Reporting Persons, in its capacity as a shareholder of the Issuer, may discuss ideas that, if effected, may relate to or result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Other than as described above, none of the Reporting Persons nor, to the knowledge of each Reporting Person, any individuals listed in Annex A attached hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a) through (j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing stockholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 is incorporated by reference in its entirety into this Item 5.

(a) – (b) The Reporting Persons may be deemed to beneficially own 9,259,259 shares of the Issuer’s Class A Common Stock, or 15.6% of the Class A Common Stock as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).The shares of Class A Common Stock beneficially owned represent approximately 3.7% of the total common stock of the Issuer, representing approximately 0.5% of the total voting power of all common stock.

Calculations of beneficial ownership and voting power described herein are based 59,443,588 shares of Class A Common Stock and 189,906,967 shares of Class B common stock of the Issuer outstanding as of October 30, 2020, as set forth in the Issuer’s prospectus dated October 27, 2020, filed on October 29, 2020.

Information with respect to the beneficial ownership of Class A Common Stock by the individuals listed in Annex A is set forth in Annex A attached hereto and incorporated herein by reference in response to this Item 5.

(c) Other than as described in Item 3 of this Schedule 13D, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other person listed in Annex A, have effected any transaction in Class A Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated in Items 3, 4 and 5 are incorporated by reference in its entirety into this Item 6.

Lock-up Agreement

Pursuant to the Purchase Agreement, SLP Omni agreed with the Issuer that it would not sell or otherwise transfer or dispose of the shares of Class A Common Stock purchased under the Purchase Agreement, other than to donees, partners or affiliates who agree to be similarly bound, for up to 180 days following the effective date of the initial public offering. In connection with the initial public offering and as required by the Purchase Agreement, SLP Omni entered into a lock-up agreement with certain underwriters for the Issuer’s initial public offering (the “Lock-up Agreement”), agreeing that for a period of 180 days after the date of the final prospectus related to the initial public offering, subject to specified exceptions, it will not offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Class A Common Stock, or any options or warrants to purchase any shares of Class A Common Stock, or any securities convertible into, or exchangeable or exercisable for or that represent the right to receive, shares of Class A Common Stock.

Piggyback Registration Rights

In connection with the entry into the Purchase Agreement, the Issuer and an affiliate of SLP Omni entered into an Amendment (the “Amendment”) to the Fifth Amended and Restated Investors’ Rights Agreement (the “Existing Rights Agreement”), dated as of October 28, 2020, pursuant to which the Issuer agreed that in the event that the Issuer proposes to register any of its securities under the Securities Act of 1933, as amended, either for its own account or for the account of other security holders, SLP Omni will be entitled to certain piggyback registration rights allowing it to include its shares in such registration, subject to certain marketing and other limitations.

References to and descriptions of the Purchase Agreement, the Lock-up Agreement, the Existing Rights Agreement and the Amendment set forth above are not intended to be complete and are qualified in their entirety by reference to the full text of such agreement or document, each of which is filed as an exhibit hereto and is incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits

A.	Joint Filing Agreement by and among the Reporting Persons.

B.

Common Stock Purchase Agreement by and between the Registrant and Silver Lake Partners VI, L.P., dated October 19, 2020 (incorporated herein by reference from Exhibit 10.16 to the Issuer’s Registration Statement on Form S-1 (File No. 333-249692)).

C.	Lock-Up Agreement, dated as of October 27, 2020.

D.

Fifth Amended and Restated Investors’ Rights Agreement, dated as of November 25, 2019 (incorporated herein by reference from Exhibit A to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (File No. 333-249692)).

E.

Amendment to the Fifth Amended and Restated Investors’ Rights Agreement, dated as of October 28, 2020 (incorporated herein by reference from Exhibit A to Exhibit 10.16 to the Issuer’s Registration Statement on Form S-1 (File No. 333-249692)).

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 6, 2020

SLP Omni Aggregator, L.P.
By:	SLP VI Aggregator GP, L.L.C. its general partner
By:	Silver Lake Technology Associates VI, L.P., its managing member
By:	SLTA VI (GP), L.L.C., its general partner
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

SLP VI Aggregator GP, L.L.C.
By:	Silver Lake Technology Associates VI, L.P., its managing member
By:	SLTA VI (GP), L.L.C., its general partner
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

Silver Lake Technology Associates VI, L.P.
By:	SLTA VI (GP), L.L.C., its general partner
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

SLTA VI (GP), L.L.C.
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

Silver Lake Group, L.L.C.

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

Annex A

The following sets forth the name and principal occupation of each of the managing members of Silver Lake Group, L.L.C., each of whom is a citizen of the United States.

Name	Business Address	Principal Occupation
Michael Bingle	c/o Silver Lake 55 Hudson Yards 550 West 34th Street, 40th Floor New York, NY 10001	Managing Member and Managing Partner of Silver Lake Group, L.L.C.

Egon Durban	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Co-CEO and Managing Member of Silver Lake Group, L.L.C.

Kenneth Hao	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Chairman and Managing Member of Silver Lake Group, L.L.C.

Gregory Mondre	c/o Silver Lake 55 Hudson Yards 550 West 34th Street, 40th Floor New York, NY 10001	Co-CEO and Managing Member of Silver Lake Group, L.L.C.

Joseph Osnoss	c/o Silver Lake 55 Hudson Yards 550 West 34th Street, 40th Floor New York, NY 10001	Managing Member and Managing Partner of Silver Lake Group, L.L.C.

None of the persons listed above beneficially owns any shares of Class A Common Stock.